Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2025

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	Note	2025	2024	2025	2024
Sales	2, 9	6,007	5,348	21,545	20,893
Freight, transportation and distribution		272	263	738	741
Cost of goods sold		3,771	3,585	14,348	14,203
Gross Margin		1,964	1,500	6,459	5,949
Selling expenses		795	820	2,503	2,622
General and administrative expenses		144	156	444	468
Provincial mining taxes		124	74	289	210
Share-based compensation expense		28	1	119	17
Impairment of assets		-	-	-	530
Foreign exchange (gain) loss, net of related derivatives	6	(11)	31	18	359
Other expenses	3	77	222	271	284
Earnings Before Finance Costs and Income Taxes		807	196	2,815	1,459
Finance costs		170	184	504	525
Earnings Before Income Taxes		637	12	2,311	934
Income tax expense (recovery)	4	168	(13)	594	352
Net Earnings		469	25	1,717	582
Attributable to
Equity holders of Nutrien		464	18	1,696	561
Non-controlling interest		5	7	21	21
Net Earnings		469	25	1,717	582

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		0.96	0.04	3.48	1.13
Diluted		0.96	0.04	3.48	1.13
Weighted average shares outstanding for basic EPS		485,583,000	494,743,000	487,445,000	494,653,000
Weighted average shares outstanding for diluted EPS		485,776,000	494,857,000	487,624,000	494,851,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
($ millions, net of related income taxes)		2025	2024	2025	2024
Net Earnings		469	25	1,717	582
Other comprehensive (loss) income
Item that will not be reclassified to net earnings:
Net fair value gain (loss) on investments		-	35	(18)	53
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(5)	85	196	28
Other		(13)	2	13	(17)
Other Comprehensive (Loss) Income		(18)	122	191	64
Comprehensive Income		451	147	1,908	646
Attributable to
Equity holders of Nutrien		446	139	1,886	625
Non-controlling interest		5	8	22	21
Comprehensive Income		451	147	1,908	646

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
($ millions)	Note	2025	2024	2025	2024
Operating Activities
Net earnings		469	25	1,717	582
Adjustments for:
Depreciation and amortization		617	598	1,802	1,749
Share-based compensation expense		28	1	119	17
Impairment of assets		-	-	-	530
Provision for (recovery of) deferred income tax		195	(36)	227	15
Net (undistributed) distributed earnings of equity-accounted investees		(19)	(24)	66	14
Fair value adjustment to derivatives	6	(2)	(180)	6	6
Loss related to financial instruments in Argentina	3	-	-	-	34
Long-term income tax receivables and payables		2	9	18	17
Other long-term assets, liabilities and miscellaneous		(15)	251	(55)	321
Cash from operations before working capital changes		1,275	644	3,900	3,285
Changes in non-cash operating working capital:
Receivables		357	418	(2,248)	(2,394)
Inventories and prepaid expenses and other current assets		257	373	1,877	2,265
Payables and accrued charges		(2,315)	(2,343)	(2,499)	(2,744)
Cash (Used in) Provided by Operating Activities		(426)	(908)	1,030	412
Investing Activities
Capital expenditures [1]		(530)	(508)	(1,254)	(1,387)
Business acquisitions, net of cash acquired		(1)	(2)	(12)	(6)
Proceeds from (purchase of) investments, held within three months, net		1	(15)	(68)	(30)
Purchase of investments		-	(1)	(93)	(112)
Proceeds from sale of investments	5	146	41	422	59
Net changes in non-cash working capital		23	30	(55)	(55)
Other		(22)	(51)	(61)	(83)
Cash Used in Investing Activities		(383)	(506)	(1,121)	(1,614)
Financing Activities
Proceeds from debt, maturing within three months, net		591	1,378	925	1,089
Proceeds from debt	7	-	-	998	998
Repayment of debt	7	(27)	(43)	(562)	(132)
Repayment of principal portion of lease liabilities		(97)	(98)	(313)	(300)
Dividends paid to Nutrien’s shareholders	8	(265)	(268)	(798)	(795)
Repurchase of common shares, inclusive of related tax	8	(148)	(50)	(401)	(50)
Issuance of common shares		-	7	29	16
Other		(3)	(4)	(34)	(40)
Cash Provided by (Used in) Financing Activities		51	922	(156)	786
Effect of Exchange Rate Changes on Cash and Cash Equivalents		(5)	8	18	(5)
Decrease in Cash and Cash Equivalents		(763)	(484)	(229)	(421)
Cash and Cash Equivalents – Beginning of Period		1,387	1,004	853	941
Cash and Cash Equivalents – End of Period		624	520	624	520
Cash and cash equivalents is composed of:
Cash		514	472	514	472
Short-term investments		110	48	110	48
		624	520	624	520
Supplemental Cash Flows Information
Interest paid		166	148	518	496
Income taxes paid		213	127	201	260
Total cash outflow for leases		134	134	423	418

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended September 30, 2025 of $498 million and $32 million (2024 – $475 million and $33 million), respectively, and for the nine months ended September 30, 2025 of $1,175 million and $79 million (2024 – $1,290 million and $97 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

Balance – December 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	561	561	21	582

Other comprehensive income	-	-	-	28	36	64	-	64	-	64

Shares repurchased for cancellation (Note 8)	(1,039,185)	(29)	(21)	-	-	-	(1)	(51)	-	(51)

Dividends declared [1]	-	-	-	-	-	-	(800)	(800)	-	(800)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(26)	(26)

Effect of share-based compensation including issuance of common shares	369,904	18	5	-	-	-	-	23	-	23

Transfer of net loss on cash flow hedges	-	-	-	-	13	13	-	13	-	13

Balance – September 30, 2024	493,882,449	13,827	67	(258)	39	(219)	11,291	24,966	40	25,006

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	1,696	1,696	21	1,717

Other comprehensive income (loss)	-	-	-	195	(5)	190	-	190	1	191

Shares repurchased for cancellation (Note 8)	(7,288,910)	(204)	(11)	-	-	-	(194)	(409)	-	(409)

Dividends declared [1]	-	-	-	-	-	-	(797)	(797)	-	(797)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(21)	(21)

Effect of share-based compensation including issuance of common shares	593,873	36	(1)	-	-	-	-	35	-	35

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net gain on cash flow hedges	-	-	-	-	(6)	(6)	-	(6)	-	(6)

Other	-	-	-	-	-	-	1	1	-	1

Balance – September 30, 2025	484,330,409	13,580	56	(342)	(16)	(358)	11,839	25,117	36	25,153

1 During the nine months ended September 30, 2025, we declared dividends of $1.64 per share (2024 - $1.62 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at September 30		As at December 31, 2024
($ millions)	Note	2025	2024

Assets

Current assets

Cash and cash equivalents		624	520	853

Receivables	9	7,687	7,786	5,390

Inventories		5,281	4,890	6,148

Prepaid expenses and other current assets		598	678	1,401

Assets held for sale	5	284	-	-

		14,474	13,874	13,792

Non-current assets

Property, plant and equipment		22,480	22,329	22,604

Goodwill		12,116	12,122	12,043

Intangible assets		1,711	1,877	1,819

Investments	5	142	739	698

Other assets		903	970	884

Total Assets		51,826	51,911	51,840

Liabilities

Current liabilities

Short-term debt		2,486	2,967	1,534

Current portion of long-term debt	7	538	1,013	1,037

Current portion of lease liabilities		350	364	356

Payables and accrued charges	9	6,899	6,613	9,118

		10,273	10,957	12,045

Non-current liabilities

Long-term debt	7	9,852	9,383	8,881

Lease liabilities		954	1,029	999

Deferred income tax liabilities		3,678	3,555	3,539

Pension and other post-retirement benefit liabilities		229	245	227

Asset retirement obligations and accrued environmental costs		1,440	1,564	1,543

Other non-current liabilities		247	172	164

Total Liabilities		26,673	26,905	27,398

Shareholders’ Equity

Share capital	8	13,580	13,827	13,748

Contributed surplus		56	67	68

Accumulated other comprehensive loss		(358)	(219)	(515)

Retained earnings		11,839	11,291	11,106

Equity holders of Nutrien		25,117	24,966	24,407

Non-controlling interest		36	40	35

Total Shareholders’ Equity		25,153	25,006	24,442

Total Liabilities and Shareholders’ Equity		51,826	51,911	51,840

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2025

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2024 annual audited consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2024 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 5, 2025.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core business. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments received are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Assets – as at September 30, 2025	22,535	13,837	11,269	2,535	2,246	(596)	51,826

Assets – as at December 31, 2024	22,149	13,792	11,603	2,453	2,571	(728)	51,840

Unaudited

	Three Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,415	1,127	1,000	462	3	-	6,007

– intersegment	12	130	195	99	-	(436)	-

Sales – total	3,427	1,257	1,195	561	3	(436)	6,007

Freight, transportation and distribution	-	135	132	66	-	(61)	272

Net sales	3,427	1,122	1,063	495	3	(375)	5,735

Cost of goods sold	2,505	437	666	436	2	(275)	3,771

Gross margin	922	685	397	59	1	(100)	1,964

Selling expenses (recovery)	792	3	7	2	(2)	(7)	795

General and administrative expenses	44	3	4	2	91	-	144

Provincial mining taxes	-	124	-	-	-	-	124

Share-based compensation expense	-	-	-	-	28	-	28

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

Other expenses (income)	40	10	(13)	5	32	3	77

Earnings (loss) before finance costs and income taxes	46	545	399	50	(137)	(96)	807
Depreciation and amortization	184	188	157	72	16	-	617

EBITDA	230	733	556	122	(121)	(96)	1,424

Share-based compensation expense	-	-	-	-	28	-	28

ARO/ERL related income for non-operating sites	-	-	-	-	(10)	-	(10)

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

Adjusted EBITDA	230	733	556	122	(114)	(96)	1,431

Unaudited

	Three Months Ended September 30, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,271	915	753	409	-	-	5,348

– intersegment	-	113	163	58	-	(334)	-

Sales – total	3,271	1,028	916	467	-	(334)	5,348

Freight, transportation and distribution	-	144	123	55	-	(59)	263

Net sales	3,271	884	793	412	-	(275)	5,085

Cost of goods sold	2,412	422	581	383	-	(213)	3,585

Gross margin	859	462	212	29	-	(62)	1,500

Selling expenses (recovery)	815	3	8	1	(2)	(5)	820

General and administrative expenses	51	5	6	4	90	-	156

Provincial mining taxes	-	74	-	-	-	-	74

Share-based compensation expense	-	-	-	-	1	-	1

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Other expenses (income)	32	2	(25)	10	194	9	222

Earnings (loss) before finance costs and income taxes	(39)	378	223	14	(314)	(66)	196
Depreciation and amortization	190	177	132	75	24	-	598

EBITDA	151	555	355	89	(290)	(66)	794

Share-based compensation expense	-	-	-	-	1	-	1

ARO/ERL related expenses for non-operating sites	-	-	-	-	184	-	184

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Adjusted EBITDA	151	555	355	89	(74)	(66)	1,010

Unaudited

	Nine Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	14,464	2,885	2,996	1,182	18	-	21,545

– intersegment	12	318	686	233	-	(1,249)	-

Sales – total	14,476	3,203	3,682	1,415	18	(1,249)	21,545

Freight, transportation and distribution	-	346	405	164	-	(177)	738

Net sales	14,476	2,857	3,277	1,251	18	(1,072)	20,807

Cost of goods sold	10,850	1,257	2,073	1,160	6	(998)	14,348

Gross margin	3,626	1,600	1,204	91	12	(74)	6,459

Selling expenses (recovery)	2,495	8	22	5	(7)	(20)	2,503

General and administrative expenses	132	7	16	5	284	-	444

Provincial mining taxes	-	289	-	-	-	-	289

Share-based compensation expense	-	-	-	-	119	-	119

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Other expenses	119	20	-	18	96	18	271

Earnings (loss) before finance costs and income taxes	880	1,276	1,166	63	(498)	(72)	2,815
Depreciation and amortization	545	533	465	212	47	-	1,802

EBITDA	1,425	1,809	1,631	275	(451)	(72)	4,617

Restructuring costs	-	-	-	-	22	-	22

Share-based compensation expense	-	-	-	-	119	-	119

ARO/ERL related income for non-operating sites	-	-	-	-	(7)	-	(7)

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Adjusted EBITDA	1,425	1,809	1,631	275	(299)	(72)	4,769

Unaudited

	Nine Months Ended September 30, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	14,653	2,486	2,547	1,207	-	-	20,893

– intersegment	-	305	584	210	-	(1,099)	-

Sales – total	14,653	2,791	3,131	1,417	-	(1,099)	20,893

Freight, transportation and distribution	-	338	399	174	-	(170)	741

Net sales	14,653	2,453	2,732	1,243	-	(929)	20,152

Cost of goods sold	11,018	1,139	1,835	1,116	-	(905)	14,203

Gross margin	3,635	1,314	897	127	-	(24)	5,949

Selling expenses (recovery)	2,610	9	23	5	(7)	(18)	2,622

General and administrative expenses	154	10	16	11	277	-	468

Provincial mining taxes	-	210	-	-	-	-	210

Share-based compensation expense	-	-	-	-	17	-	17

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	359	-	359

Other expenses (income)	95	3	(136)	26	274	22	284

Earnings (loss) before finance costs and income taxes	441	1,082	799	85	(920)	(28)	1,459
Depreciation and amortization	580	475	419	213	62	-	1,749

EBITDA	1,021	1,557	1,218	298	(858)	(28)	3,208

Share-based compensation expense	-	-	-	-	17	-	17

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	34	-	34

ARO/ERL related expenses for non-operating sites	-	-	-	-	152	-	152

Foreign exchange loss, net of related derivatives	-	-	-	-	359	-	359

Adjusted EBITDA	1,356	1,557	1,413	298	(296)	(28)	4,300

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2025	2024	2025	2024
Retail sales by product line
Crop nutrients	1,188	1,093	5,773	5,683
Crop protection products	1,536	1,518	5,174	5,365
Seed	156	132	1,966	2,051
Services and other	258	242	690	690
Merchandise	222	222	649	667
Nutrien Financial	89	85	294	284
Nutrien Financial elimination [1]	(22)	(21)	(70)	(87)

	3,427	3,271	14,476	14,653

Potash sales by geography
Manufactured product

North America	633	601	1,449	1,474

Offshore [2]	623	427	1,750	1,316
Other potash and purchased products	1	-	4	1

	1,257	1,028	3,203	2,791

Nitrogen sales by product line
Manufactured product

Ammonia	300	261	899	856

Urea and ESN®	376	293	1,288	1,085

Solutions, nitrates and sulfates	466	299	1,217	961
Other nitrogen and purchased products	53	63	278	229

	1,195	916	3,682	3,131

Phosphate sales by product line
Manufactured product

Fertilizer	379	316	913	928

Industrial and feed	178	148	484	470

Other phosphate and purchased products	4	3	18	19

	561	467	1,415	1,417

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 9) and includes provisional pricing adjustments for the three months ended September 30, 2025 of $(13) million (2024 – $(4) million) and the nine months ended September 30, 2025 of $45 million (2024 – $7 million).

Note 3 Other expenses (income)

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2025	2024	2025	2024
Restructuring costs	-	-	22	-
Earnings of equity-accounted investees	(22)	(26)	(36)	(107)
Bad debt expense	31	31	88	94
Project feasibility costs	28	19	69	62
Customer prepayment costs	13	10	50	41
Legal expenses	6	4	13	12
Insurance recoveries	(1)	(3)	(1)	(70)
Loss on natural gas derivatives not designated as a hedge	-	5	-	7
Loss related to financial instruments in Argentina	-	-	-	34
ARO/ERL related (income) expenses for non-operating sites ¹	(10)	184	(7)	152
Other expenses (income)	32	(2)	73	59
	77	222	271	284

1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

Note 4 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	2025	2024
Actual effective tax rate on earnings (%)	27	(18)	25	41
Actual effective tax rate including discrete items (%)	26	(112)	26	38
Discrete tax adjustments that impacted the tax rate [1]	(4)	(11)	23	(31)

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Investments

($ millions, except as otherwise noted)	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%)		Carrying Amount
			As at September 30, 2025	As at December 31, 2024	As at September 30, 2025	As at December 31, 2024
Equity-accounted investees
Profertil S.A. (“Profertil”)	Nitrogen producer	Argentina	50	50	-	349
Canpotex	Marketing and logistics of potash	Canada	50	50	-	-
Other associates and joint ventures					132	128
Total equity-accounted investees					132	477
Investments at FVTOCI
Sinofert Holdings Limited (“Sinofert”)	Fertilizer supplier and distributor	China/Bermuda	-	22	-	211
Other					10	10
Total investments at FVTOCI					10	221
Total investments					142	698

Investments at fair value through other comprehensive income

During the three months ended March 31, 2025, we fully divested our remaining equity ownership interest in Sinofert, which had been classified as a financial asset measured at fair value through other comprehensive income. Total proceeds from the sale were $193 million and reflected the fair value of the investment at the date of derecognition. A fair value loss of $18 million related to the investment was recognized in the period in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Equity-accounted investees

During the three months ended September 30, 2025, as part of our portfolio review, we entered into an agreement to sell our 50 percent equity ownership in Profertil, which had been classified as an equity-accounted investment. As at September 30, 2025, we have reclassified the investment, with a net book value totaling $284 million, to a current asset held for sale under our Corporate and Others segment. A deposit of $120 million was received from the purchaser on September 5, 2025. Gross proceeds from the sale are expected to be approximately $600 million and the transaction is expected to close in the fourth quarter of 2025, subject to the exercise of a right of first refusal by the remaining joint venture partner.

Unaudited

Note 6 Financial instruments

Foreign currency derivatives

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2025	2024	2025	2024
Foreign exchange (gain) loss	(26)	(3)	(9)	27
Hyperinflationary loss	-	20	-	85
Loss on foreign currency derivatives at fair value through profit or loss	15	14	27	247
Foreign exchange (gain) loss, net of related derivatives	(11)	31	18	359

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,390 million and fair value of $10,027 million as at September 30, 2025. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 7 Debt

During the three months ended September 30, 2025, we extended the maturity of our $4,500 million unsecured committed revolving term facility to September 4, 2030. We also extended the term of our unsecured committed revolving term credit facility to September 2, 2026 and reduced the facility limit from $750 million to $500 million.

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes repaid in 2025	3.000	April 1, 2025	500

Senior notes issued in 2025	4.500	March 12, 2027	400
Senior notes issued in 2025	5.250	March 12, 2032	600
			1,000

The senior notes issued in the nine months ended September 30, 2025, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Note 8 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended September 30		Nine Months Ended September 30

($ millions, except as otherwise noted)	2025	2024	2025	2024
Number of common shares repurchased for cancellation	2,547,124	1,039,185	7,288,910	1,039,185
Average price per share (US dollars)	58.27	48.11	54.96	48.11
Total cost, inclusive of tax	152	51	409	51

Subsequent to September 30, 2025, as of November 4, 2025, an additional 993,278 common shares were repurchased for cancellation at a cost of $56 million and an average price per share of $57.80.

Dividends declared

We declared a dividend per share of $0.545 (2024 – $0.54) during the three months ended September 30, 2025, payable on October 17, 2025 to shareholders of record on September 29, 2025.

Unaudited

Note 9 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended September 30, 2025 were $23 million (2024 – $41 million) and the nine months ended September 30, 2025 were $100 million (2024 – $112 million).

($ millions)	As at September 30, 2025	As at December 31, 2024
Receivables from Canpotex	208	122
Payables to Canpotex	63	66